UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GP Investments Acquisition Corp.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G40357 124
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G40357 124

1	NAME OF REPORTING PERSON GPIAC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 4,252,500 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 4,252,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,252,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)
The sole member of GPIAC, LLC, a Delaware limited liability company is GPIC, Ltd. Alvaro Lopes da Silva Neto is an officer of GPIAC, LLC and has sole voting and investment power over the shares held by GPIAC, LLC. GPIC, Ltd. is controlled by GP Investments, Ltd. Accordingly, GPIC, Ltd., Alvaro Lopes da Silva Neto and GP Investments, Ltd. may be deemed to share voting and dispositive power over the 4,252,500 of the Issuer’s ordinary shares owned by GPIAC, LLC.

(2)	Based on 21,562,500 of the Issuer’s ordinary shares outstanding as of November 2, 2015 as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No.	G40357 124

1	NAME OF REPORTING PERSON GP Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 4,252,500 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 4,252,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,252,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)
The sole member of GPIAC, LLC, a Delaware limited liability company is GPIC, Ltd. Alvaro Lopes da Silva Neto is an officer of GPIAC, LLC and has sole voting and investment power over the shares held by GPIAC, LLC. GPIC, Ltd. is controlled by GP Investments, Ltd. Accordingly, GPIC, Ltd., Alvaro Lopes da Silva Neto and GP Investments, Ltd. may be deemed to share voting and dispositive power over the 4,252,500 of the Issuer’s ordinary shares owned by GPIAC, LLC.

(2)	Based on 21,562,500 of the Issuer’s ordinary shares outstanding as of November 2, 2015 as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No.	G40357 124

1	NAME OF REPORTING PERSON GPIC, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 4,252,500 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 4,252,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,252,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)
The sole member of GPIAC, LLC, a Delaware limited liability company is GPIC, Ltd. Alvaro Lopes da Silva Neto is an officer of GPIAC, LLC and has sole voting and investment power over the shares held by GPIAC, LLC. GPIC, Ltd. is controlled by GP Investments, Ltd. Accordingly, GPIC, Ltd., Alvaro Lopes da Silva Neto and GP Investments, Ltd. may be deemed to share voting and dispositive power over the 4,252,500 of the Issuer’s ordinary shares owned by GPIAC, LLC.

(2)	Based on 21,562,500 of the Issuer’s ordinary shares outstanding as of November 2, 2015 as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No.	G40357 124

1	NAME OF REPORTING PERSON Alvaro Lopes da Silva Neto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 4,252,500 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 4,252,500 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,252,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)
The sole member of GPIAC, LLC, a Delaware limited liability company is GPIC, Ltd. Alvaro Lopes da Silva Neto is an officer of GPIAC, LLC and has sole voting and investment power over the shares held by GPIAC, LLC. GPIC, Ltd. is controlled by GP Investments, Ltd. Accordingly, GPIC, Ltd., Alvaro Lopes da Silva Neto and GP Investments, Ltd. may be deemed to share voting and dispositive power over the 4,252,500 of the Issuer’s ordinary shares owned by GPIAC, LLC.

(2)	Based on 21,562,500 of the Issuer’s ordinary shares outstanding as of November 2, 2015 as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No.	G40357 124

Item 1(a)	Name of Issuer:

GP Investments Acquisition Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

150 E. 52nd Street, Suite 5003
New York, NY 10022

Item 2(a)	Name of Person Filing:

The name of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G are:

GPIAC, LLC
GP Investments, Ltd.
GPIC, Ltd.
Alvaro Lopes da Silva Neto

Item 2(b)	Address of Principal Business Office or, if None, Residence:

For GPIAC, LLC:
4001 Kennett Pike, Suite 302, Wilmington, Delaware 19807

For GP Investments, Ltd.:
129 Front Street HM12, Suite 4, Penthouse, Hamilton, Bermuda

For GPIC, Ltd.:
129 Front Street HM12, Suite 4, Penthouse, Hamilton, Bermuda

For Alvaro Lopes da Silva Neto:
150 E. 52nd Street, Suite 5003, New York, NY 10022

Item 2(c)	Citizenship:

GPIAC, LLC is a company organized and existing under the laws of the State of Delaware. GP Investments, Ltd. and GPIC, Ltd. are companies organized and existing under the laws of Bermuda. Alvaro Lopes da Silva Neto is a citizen of Brazil.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001, of the Issuer

CUSIP No.	G40357 124

Item 2(e)	CUSIP Number:

G40357 124

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The percentages used in this Item 4 are calculated based on 21,562,500 of the Issuer’s ordinary shares outstanding as of November 2, 2015 as disclosed in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2015.

GPIAC, LLC
a)	Amount beneficially owned: 4,252,500

b)	Percent of Class: 19.7%

c)
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 4,252,500
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 4,252,500

GP Investments, Ltd.
a)	Amount beneficially owned: 4,252,500

b)	Percent of Class: 19.7%

c)
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 4,252,500
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 4,252,500

GPIC, Ltd.
a)	Amount beneficially owned: 4,252,500

b)	Percent of Class: 19.7%

c)
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 4,252,500
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 4,252,500

Alvaro Lopes da Silva Neto
a)	Amount beneficially owned: 4,252,500

b)	Percent of Class: 19.7%

c)
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 4,252,500
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 4,252,500

CUSIP No.	G40357 124

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

 Not Applicable.

CUSIP No.	G40357 124

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

GPIAC, LLC

By:	/s/ Alvaro Lopes da Silva Neto
Name:	Alvaro Lopes da Silva Neto
Title:	Officer

GP Investments, Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Chief Executive Officer

By:	/s/ Alvaro Lopes da Silva Neto
Name:	Alvaro Lopes da Silva Neto
Title:	Chief Financial Oficer

GPIC, Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Director

By:	/s/ Alvaro Lopes da Silva Neto
Name:	Alvaro Lopes da Silva Neto
Title:	Director

Alvaro Lopes da Silva Neto

By:	/s/ Alvaro Lopes da Silva Neto